                                                           REGISTRATION NO. 333-
   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                 ---------------------------------------------
                                   FORM S-2
                             REGISTRATION STATEMENT
                     AND POST-EFFECTIVE AMENDMENT NO. 1 TO
                        FORM S-2 REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                 ---------------------------------------------

                               MEMRY CORPORATION

             (Exact name of registrant as specified in its charter)
     Delaware                                            06-1084424
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)
                               57 Commerce Drive
                         Brookfield, Connecticut  06804
                                 (203) 740-7311
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       __________________________________

                                 James G. Binch
           Chairman, President, Chief Executive Officer and Treasurer
                               Memry Corporation
                               57 Commerce Drive
                         Brookfield, Connecticut  06804
                                 (203) 740-7311
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                       __________________________________

                                   Copies to:
                              David I. Albin, Esq.
                            Finn Dixon & Herling LLP
                         One Landmark Square, Suite 600
                          Stamford, Connecticut  06901

                      __________________________________

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                      __________________________________

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]  __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]  __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  [   ]

                      __________________________________


                                                 CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS               AMOUNT TO BE     OFFERING PRICE         AGGREGATE OFFERING
OF SECURITIES                    REGISTERED(2)      PER SHARE(1)           PRICE(1)        AMOUNT OF REGISTRATION FEE
TO BE REGISTERED
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         3,550,630             $2.00           $7,101,260.00            $1,921.44
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01           288,125             $3.81           $1,097,756.20            $  323.84
=====================================================================================================================

(1) Estimated solely for purposes of calculating the amount of the registration fee, based on the average of the closing bid and asked prices per share of Common Stock of the Registrant reported on the OTC Bulletin Board (a) on January 27, 1997 with respect to 3,550,630 of such shares and (b) on December 19, 1997 with respect to the remaining 288,125 of such shares.

(2) Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement contains a combined prospectus that also relates to Registration Statement No. 333-15201, previously filed by the Registrant on Form S-2 and declared effective on January 31, 1997. The Registrant is carrying forward 3,550,630 shares of Common Stock from Registration Statement No. 333-15201 for which a filing fee of $1,921.44 was previously paid.

                  ____________________________________________

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                  ____________________________________________

     Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement contains a combined prospectus that also relates to Registration Statement No. 333-15201, previously filed by the Registrant on Form S-2 and declared effective on January 31, 1997. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-15201 and shall hereafter become effective concurrently with the effectiveness of the additional Registration Statement filed herewith in accordance with
Section 8(c) of the Securities Act of 1933, as amended.


================================================================================

PROSPECTUS
----------
                                3,838,755 SHARES

                               MEMRY CORPORATION

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

     The 3,838,755 shares of common stock, par value $0.01 per share (the "Common Stock") offered hereby (the"Offering"), including 2,123,935 shares that are issuable upon the exercise of warrants held by certain stockholders, are being sold by certain stockholders of Memry Corporation, a Delaware corporation (the "Company"), with principal executive offices located at 57 Commerce Drive, Brookfield, Connecticut 06804, telephone number (203) 740-7311. See "Selling Stockholders." The Company will not receive any of the proceeds from the Offering. The Company would, however, receive the exercise prices payable upon issuance of the 2,123,935 shares of Common Stock eligible for sale hereunder which underlie warrants. The Common Stock is traded on the OTC Bulletin Board under the symbol "MRMY."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
          SEE "RISK FACTORS" ON PAGES 3 THROUGH 7 OF THIS PROSPECTUS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
             OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


                             Underwriting
                Price to       Discounts          Proceeds to
               Public(1)          and       Selling Stockholders(2)
                              Commissions
-------------------------------------------------------------------
Per Share..  $      3.81          N/A                   $      3.81
Total......  $14,625,656          N/A                   $14,625,656
===================================================================

(1) Estimated based on the average of the closing bid and asked prices per share of Common Stock of Memry Corporation reported on the OTC Bulletin Board on December 19, 1997.

(2) Expenses payable by the Company are estimated to be $48,821 (approximately $0.01 per share).





                      ------------------------------------
               The date of this Prospectus is December 23, 1997.

                             AVAILABLE INFORMATION

          The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, covering the offer and sale of the Common Stock being offered hereby (the "Shares"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the provisions of any contract, agreement or other document referred to in the Registration Statement are summaries of the material terms of such contracts, agreements and other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

          The Company is subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements, the Registration Statement and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Although the Company currently does not intend to send copies of such material to its stockholders, copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission, at http://www.sec.gov.

                                  RISK FACTORS

          In addition to the other information contained in this Prospectus, the prospective purchaser of the Common Stock offered hereby should carefully consider the following factors:

     ABSENCE OF PROFITABLE OPERATING HISTORY

          The Company was incorporated in Delaware in November 1981 and, until the first quarter of fiscal 1998, its sales revenues have not been sufficient to cover operating costs. While the Company had over $500,000 of net income for the first quarter of fiscal 1998, and believes that it will continue to have net income going forward, the Company has accumulated a net loss through September 30, 1997 of over $33 million. The Company's operations have been financed principally by a series of equity sales, and there can be no assurance that the Company will be able to obtain such financing in the future or that the Company will remain profitable and able to finance its operations through operating revenues.

     WORKING CAPITAL

          As of September 30, 1997, the Company had working capital of approximately $800,000 (even with the inclusion of the approximately $415,000 remaining unpaid of a $1.135 million five-year term loan made to the Company in August of 1996 as a current liability because the lender retained the contractual right to require full repayment of such loan at any time upon demand.) Therefore, while the Company's liquidity has significantly improved in the last year, the Company's ability to continue its operations is dependent upon its ability to generate positive cash flow from operations and/or raise additional funds. There can be no assurance that the Company will be able to raise additional funds (or that if such funds are available that they will be available at an acceptable cost), or continue to generate cash flow from operations. Furthermore, any funds raised through the issuance of equity will dilute individual interests in the Company's outstanding equity. In addition, the Company's working capital could be materially and adversely affected by the exercise by Connecticut Innovations, Incorporated ("CII") of its contingent "put" right, if such right were to be exercisable. See "-Requirement of Connecticut Presence; CII Put Right" and "Selling Stockholders."

     RISKS ASSOCIATED WITH ACQUISITIONS

          On June 28, 1996, the Company consummated the acquisition (the "Raychem Acquisition") of certain assets comprising the nickel-titanium product line of Raychem Corporation ("Raychem"). Sales of the acquired business in fiscal 1996 significantly exceeded the Company's consolidated sales on a stand-alone basis. As is the case in most instances where a small business acquires a larger one, the Company's ability to successfully operate the acquired business will depend on many factors, including management's ability to integrate the acquired business and personnel with the Company's prior operations and work force, the ability of Raychem, as the acquired business's exclusive distributor for most applications, to generate end user demand for the acquired business's products, and management's ability to operate the acquired business with substantially less overhead than was used by Raychem. While the Company is pleased with the progress it has made integrating and operating the acquired business to date, there can be no assurances that the Company will be able to operate the acquired business successfully in the future.

          In addition, the Company intends to continue to pursue potential acquisitions in the future as a means of growth. The Company's ability to expand successfully by acquisition depends on many factors, including those described in the preceding paragraph with respect to the Raychem Acquisition, the ability to identify potential targets and the consideration paid to effect any such acquisitions. The consummation of any such future acquisitions, as well as the diversion of the attention of the Company's management to effect any such acquisitions and integrate the acquired operations with the Company, could have an adverse effect on the Company's operations and financial results in the future.

     REQUIREMENT OF CONNECTICUT PRESENCE; CII PUT RIGHT

          Due to the various agreements that the Company has entered into with CII, the Company is required to transact certain portions of its operations within the State of Connecticut. Specifically the Company must (a) maintain its corporation headquarters and all of its product business operations in the State of Connecticut (including the assembly of all products to be sold to United States Surgical Corporation), excluding the Company's components and sub-assembly business acquired from Raychem, (b) base its president and chief executive officer, a majority of its senior executives, and all of its administrative, financial, research and development, marketing and customer service staff relating to its product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut, (c) conduct all of its operations relating to its product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain its principal bank accounts with banks located in the State of Connecticut. While the aforesaid restrictions have not to date adversely affected the Company's competitiveness and/or the ability of the Company to enter into material transactions with other parties, there can be no assurances that they will not have such effect in the future. If the Company defaults on any of these requirements, as well as other requirements set forth in the agreements with CII, CII may exercise its right to "put" to the Company certain securities of the Company that it owns. See "Selling Stockholders." Using $4.00 per share as the put price per share, the aggregate put price that would have to be paid by the Company if the put were exercised would be approximately $11,209,000. Such a put would obviously significantly and adversely effect the Company's liquidity.

     DEVELOPING MARKET AND TECHNOLOGICAL CHANGE

          The market for the Company's shape memory alloy ("SMA") products is relatively new and still developing, and is subject to technological change. The future financial performance of the Company will depend in part on the development and continuing growth of this market. There can be no assurances that many of the Company's products will gain market acceptance. Current or new competitors may introduce new products that could adversely affect the Company's competitive position. The Company believes that, to remain competitive, it must continue to improve its products and develop and successfully market new products. There can be no assurance that the Company will be able to do so. The success of new products depends on a variety of factors, including understanding market needs and being able to develop products that solve such needs. There can be no assurances that the Company will be able to identify new product opportunities successfully and develop and bring to market such new products or that the Company will be able to respond effectively to technological changes or new products developed by competitors.

     DEPENDENCE ON KEY CUSTOMERS

          The Company's two largest customers, Raychem and United States Surgical Corporation, together represented approximately $8.9 million (or approximately 79%) of the Company's total revenues derived from product sales from continuing operations during the Company's 1997 fiscal year.
     The loss of either such customer would have a material adverse effect on the Company. However, the Company has entered into a Private Label/Distribution Agreement, dated as of June 28, 1996, as amended, with Raychem, which requires Raychem to purchase certain products and materials solely from the Company until June 30, 2001, unless earlier terminated for whatever reason (and both the Company and Raychem have the right to terminate for any reason at any time after June 30, 1999). There can be no assurances that Raychem will continue to purchase materials at its current rate or that it will not eventually terminate such agreement.

     EFFECT OF POSSIBLE COMPETITION

          The Company expects that competition will intensify in the SMA field as the technology becomes more widely known. A small number of U.S., Belgian and Japanese companies pose a potential source of competition in

     SMA materials and products. Some of these companies, and other potential competitors, have considerably greater resources than the Company, and have (or have the ability to acquire) considerable technical resources.

     INTELLECTUAL PROPERTY RISKS

          The Company's success will depend in part on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing on the proprietary rights of third parties. The Company attempts to protect its technology by, among other things, investing in, obtaining and maintaining patents, trademarks and trade secrets. Although the Company has never been party to litigation involving its technology, the SMA industry has produced disputes over intellectual property rights which have resulted in significant and expensive litigation. Any assertions of intellectual property claims could require the Company to cease the manufacture and sale of infringing products, to incur significant litigation costs and to develop non-infringing technology or acquire licenses to the alleged infringed technology. There can be no assurance that the Company would be able to obtain such licenses on acceptable terms or to develop non-infringing technology. In addition, there can be no assurance that any of the Company's patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide competitive advantages to the Company. Furthermore, the laws of certain countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

     DEPENDENCE ON KEY PERSONNEL

          The Company's success depends, in large part, upon a small number of key managerial, engineering and technical personnel, and the loss of certain key personnel could have an adverse effect on the Company's business. The Company has obtained key man life insurance with respect to its President in the amount of $2,200,000 ($500,000 of which has been collaterally assigned to the Company's lender).

     EXISTENCE OF CONSENT DECREE

          On February 22, 1989, the Company entered into a consent decree (the "Consent Decree") with the Securities and Exchange Commission (the "SEC") in order to settle litigation brought by the Commission alleging that during 1985 and 1986 the Company made false and/or misleading statements in the registration statement relating to the Company's initial public offering, in a series of press releases, in selling materials in connection with a private placement of securities to foreign institutions and in a registration statement with respect to a secondary shelf offering. While certain portions of the Consent Decree have expired, the Company has in the past failed to comply with the requirement that it timely file all of its Annual Reports on Form 10-KSB and Quarterly Reports on Form 10-QSB. It cannot be clear what, if any, effect such violations of the Consent Decree may have upon the Company.

     DIVIDENDS NOT LIKELY

          For the foreseeable future, it is anticipated that earnings (if any) will be used to finance the operations of the Company and that dividends will not be paid. The Company's loan agreement with its principal lenders prohibits the payment of dividends.

     SIGNIFICANT STOCKHOLDERS

          As of October 1, 1997, the Company's directors and executive officers beneficially owned in the aggregate approximately 16.2% of the Company's Common Stock. In addition, two institutional European investors beneficially owned 24.7% and 8.3% of the Company's Common Stock, respectively, Connecticut Innovations, Incorporated beneficially owned approximately 15.8% of the Company's Common Stock and Raychem beneficially owned approximately 12.2% of the Company's Common Stock. (Because of the Securities and Exchange Commission's rules on calculating beneficial ownership percentages, the percentage of the Company's Common Stock beneficially owned by all of such parties combined as of such date would be substantially less than if the aforesaid percentages were merely added together, but would still constitute approximately 64% of the Company's outstanding Common Stock). This concentration of Common Stock in the hands of a small number of individuals and entities means that there may be little chance for other stockholders to influence the business and affairs of the Company by the exercise of voting rights. Furthermore, the aforesaid concentration in shares may cause extreme fluctuations in the trading volume of the Company's Common Stock in a given period, which in turn may cause the Company's Common Stock to suffer market price fluctuations without regard to the Company's operating results.

     NO CUMULATIVE VOTING

          The Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), does not provide for cumulative voting. Therefore, holders of less than a majority of the Company's outstanding Common Stock have no right to elect any of the Company's directors.

     POSSIBLE EFFECT OF PREFERRED STOCK ISSUANCES

          The Certificate of Incorporation of the Company authorizes the issuance of up to 100,000 shares of preferred stock, $100 par value per share ("Preferred Stock"). The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions) and liquidation preferences of each such series. Currently, no Preferred Stock is outstanding. If shares of Preferred Stock are issued, such issuance could adversely affect the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares having voting rights, or by the creation of class or series voting rights, and, if such shares have conversion rights, could increase the number of shares of Common Stock outstanding. In addition, shares of Preferred Stock could have preferences with respect to dividend and liquidation rights.
     The Company has no present plans to issue Preferred Stock.

     LIQUIDITY OF STOCK

          The Company was de-listed from the National Association of Securities Dealers Automated System ("NASDAQ") in November of 1992 due to the Company not meeting various requirements of NASDAQ. The Company's Common Stock is currently trading on the OTC Bulletin Board. Thus, only bid and asked prices between dealers (rather than sales prices) are currently available with respect to the Common Stock. The fact that the Company is trading on the OTC Bulletin Board rather than on NASDAQ or an exchange could have the effect of significantly reducing news coverage of the Company and might cause the market price of the Common Stock to be lower than it otherwise would be. Although the Company intends to apply for listing on NASDAQ as soon as possible, it currently would not qualify to be so listed. Thus, holders of the Common Stock might not realize the extent of liquidity as they might were the stock listed on NASDAQ or a national securities exchange.

     DILUTION

          As of October 31, 1997, there were outstanding warrants to purchase 5,248,207 shares of Common Stock of the Company at exercise prices ranging from $0.01 per share to $5.00 per share and outstanding options to purchase 1,007,750 shares at exercise prices ranging from $0.90 per share to $4.25 per share. Because of the substantial increase in the market value of the Company's Common Stock, it is likely that many or all of those warrants and options will be exercised. Since the exercise prices would be likely to be less than the market value of the Common Stock, the market value of each share of Common Stock would be reduced by any such exercise, and holders of Common Stock would to that extent suffer a dilution of the value of their Common Stock. In addition, 87,750 shares of Common Stock are reserved for issuance upon the exercise of additional options which may be granted under the Memry Corporation Stock Option Plan and an additional 2,000,000 shares of Common

     Stock are reserved for issuance upon the exercise of options which may be granted under the Memry Corporation 1997 Long-Term Incentive Plan.


                                USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares. However, the Company would receive the exercise prices payable upon issuance of the 2,123,935 shares of Common Stock eligible for sale hereunder which underlie warrants issued to certain Selling Stockholders. If all of these warrants are exercised at their current exercise prices, the Company will receive $2,052,457 in proceeds from the exercise thereof. The Company would use the proceeds from exercise of these warrants for general working capital purposes. The principal reason for the Offering is to satisfy certain contractual obligations to CII as well as to certain other stockholders. See "Selling Stockholders."


                              SELLING STOCKHOLDERS

          An aggregate of up to 3,838,755 shares of Common Stock may be offered by the Selling Stockholders. Because the Selling Stockholders may offer from time to time some or all of the Shares that they hold (including Shares issuable upon exercise of certain securities), no estimate can be given as to the amount of Shares that will be offered for sale by the Selling Stockholders hereunder at any particular time. The following table sets forth certain information with respect to the Selling Stockholders for which the Company is registering Shares for resale to the public as of December 1, 1997. The Company will not receive any of the proceeds from the sale of such Shares. However, the Company would receive an aggregate of $2,052,457 in proceeds from the exercise of certain warrants held by certain Selling Stockholders, which warrants are exercisable to purchase 2,123,935 shares of Common Stock, which shares of Common Stock are eligible for resale hereunder, as described below.

                                                                            Number of Shares of
                           Number of Shares of        Maximum Number          Common Stock to          Percentage
                              Common Stock           of Shares To Be          be Owned After        Ownership After
                             Owned Prior to         Offered by Selling       Completion of the     Completion Of the
Selling Stockholder            Offering               Stockholder              Offering(1)          Offering(1)(2)
-------------------        --------------------     -------------------     ------------------     ------------------
Connecticut                        3,041,963(4)             3,041,963(4)                     0             *
Innovations,
Incorporated(3)
Peter J. Creedon                     136,144                  108,644                   27,500             *
Harry C. Hagerty,                     91,335                   66,335                   25,000             *
 Jr.
Andrew Olear II &                     33,529(5)                33,529(5)                     0             *
Barbara L. Olear
Precision Castings,                   23,077                   23,077                        0             *
 Inc.
Max Ambach                            66,000                   40,000                   26,000             *
The Amerling                          10,000                   10,000                        0             *
 Company
Jonathan Olear                         5,882                    5,882                        0             *


                                                                            Number of Shares of
                           Number of Shares of        Maximum Number          Common Stock to          Percentage
                              Common Stock           of Shares To Be          be Owned After        Ownership After
                             Owned Prior to         Offered by Selling       Completion of the     Completion Of the
Selling Stockholder            Offering               Stockholder              Offering(1)          Offering(1)(2)
-------------------        --------------------     -------------------     ------------------     ------------------
Mary O'Lear                           11,765                   11,765                        0             *
Frank Ciardullo, Jr.                 105,769                   17,435                   88,334             *
Wendy A.                              30,383(7)                 5,883                   24,500(7)          *
 Gavaghan(6)
James L. Winter                       11,765                   11,765                        0             *
Donald Resnick                       143,589                   48,352                   95,237             *
Dawn M. Morton(8)                    123,667(9)                18,000(9)               105,667             *
Dominion Financial                   218,000(11)               18,000(11)              200,000           1.2%
 Group International,
 LDC(10)
Whitman & Ransom                      30,800                   30,800                        0             *
Connecticut                           46,200                   46,200                        0             *
 Affiliated Law
 Partners (12)(16)
Edward A.                             13,000                   13,000                        0             *
 Murphy(13)(16)
J. Allen Kosowsky,                     8,125                    8,125                        0             *
 CPA, P.C. (14)
Stig Host                             25,000                   25,000                        0             *
Pediatric and                         25,000                   25,000                        0             *
 Adolescent
 Healthcare, P.C.
 Employee Pension
 Trust
Peggyanne Kahn                        30,000                   30,000                        0             *
The Alan W.                           50,000                   50,000                        0             *
 Steinberg Limited
 Partnership
BG Development                        50,000                   50,000                        0             *
 Corp. Pension Fund
Harbour Holdings                   1,964,765                  100,000                1,864,765                   10.9%
 Limited Partnership
 (15)

                           -------------------------

     *    Less than 1%


     (1) Assumes that all shares of Common Stock the disposition of which is being registered hereby on behalf of the Selling Stockholders are sold pursuant to this Prospectus and that no additional shares of Common Stock or other securities of the Company convertible into or exercisable for shares of Common Stock are issued to or sold by the Selling Stockholders.

     (2) In each case where shares underlying options or warrants are included as beneficially owned by a person or entity, the percentage of all shares owned by such person or entity is calculated as if all such securities owned by such person or entity had been exercised prior to such calculation.

     (3) As of October 1, 1997, CII was the beneficial owner of 15.8% of the Company's Common Stock.

     (4)  Includes 2,087,935 shares underlying warrants issued to CII.

     (5) Includes 23,529 shares of Common Stock owned by Andrew Olear II individually.

     (6) From September 24, 1994, Ms. Gavaghan was Corporate Controller and Secretary of the Company, and from September 1994, she was a director and Secretary of Wright Machine Corporation, the Company's subsidiary ("Wright"). Ms. Gavaghan left the employ of the Company and Wright, and ceased to hold any of such positions, as of March 15, 1997. From September 1994 until December 1995, Ms. Gavaghan was also Treasurer of Wright.

     (7) Includes options exercisable to purchase 24,500 shares of Common Stock. Ms. Gavaghan is required by contract to exercise these options not later than May 31, 1998.

     (8) Ms. Morton's husband, William H. Morton, Jr., has been Senior Vice President and Chief Operating Officer of the Company since November 7, 1995.

     (9) Includes 18,000 shares of Common Stock underlying warrants issued to Ms. Morton by the Company at an exercise price of $1.50 per share. Also includes: (i) options to purchase 50,000 shares of the Company's Common Stock at $0.90 per share owned by Ms. Morton's husband, William
          H. Morton, Jr. (which options represent the currently exercisable portion of options exercisable to purchase an aggregate of 125,000 shares of Common Stock, which options are exercisable in five equal annual installments beginning on November 7, 1996); (ii) 50,000 shares of Common Stock owned by Ms. Morton's husband; (iii) 4,000 shares of Common Stock owned by Ms. Morton's children; and (iv) options to purchase 1,667 shares of the Company's Common Stock at $1.78 per share owned by Mr. Morton (which options represent the currently exercisable portion of options exercisable to purchase 5,000 shares of Common Stock, which options are exercisable in three equal annual installments beginning on December 5, 1997).

     (10) W. Andrew Krusen, Jr., a director of the Company, is the President and a principal shareholder of Dominion Financial Group, Inc., which is the managing general partner of Dominion Capital Partners. Dominion Capital Partners is the majority stockholder in Dominion Financial Group International, LDC.

     (11) Includes shares of Common Stock underlying warrants issued to Dominion Financial Group International, LDC by the Company, at an exercise price of $1.50 per share.

     (12) Over the last four years, Connecticut Affiliated Law Partners has provided various legal services to the Company under the name Whitman Breed Abbott & Morgan.

     (13) From April 13, 1994 until September 22, 1995, Mr. Murphy was President and a director of Wright Machine Corporation, the Company's subsidiary, and Vice President of the Company.

     (14) Mr. J. Allen Kosowsky, the principal of J. Allen Kosowsky, CPA, P.C., served as the Company's interim de facto chief financial officer from
                                          -- -----
          March 1, 1997 through August 31, 1997. Mr. Kosowsky was paid $12,000 per month for such services, plus an additional $30,000 subsequent to his retention. In addition, Mr. Kosowsky was issued the aforesaid shares.

     (15) James G. Binch, the Chairman, President and Chief Executive Officer of the Company, is the president and chief executive officer of Harbour Investment Corporation, the sole general partner of Harbour Holdings Limited Partnership.

     (16) All shares offered by such selling stockholder have been sold.

                       __________________________________


          The Shares to be sold by CII are shares of Common Stock acquired by CII or to be acquired upon the exercise of warrants issued to CII by the Company. Such securities were issued to CII for consideration comprised of cash and forgiveness of indebtedness in connection with a Convertible Subordinated Debenture Purchase Agreement, dated as of December 22, 1994 (the "Purchase Agreement"), as amended. Pursuant to the Purchase Agreement, on December 22, 1994 the Company issued to CII the following securities (the "CII Securities"): (i) a Convertible Subordinated Debenture dated December 22, 1994 from the Company to CII in the principal amount of $763,208 (the "Debenture"), (ii) a warrant dated December 22, 1994 to purchase 508,805 shares of Common Stock at an initial exercise price of $2.15 per share (the "Class I Warrants"), (iii) a warrant dated December 22, 1994 to purchase 305,283 shares of Common Stock at an initial exercise price of $2.75 per share (the "Class II Warrants"), and (iv) a warrant dated December 22, 1994 to purchase 100,000 shares of Common Stock at an initial exercise price of $1.00, such warrant being an amendment and restatement of a warrant previously held by CII to purchase 10,000 shares of Common Stock at an exercise price of $10.00 per share (the "Class III Warrants"). On October 12, 1995, the Purchase Agreement and the CII Securities were modified, such that the Debenture became convertible into 954,010 shares of Common Stock, and due to anti-dilution provisions, the Class I Warrants became exercisable for 1,176,269 shares of Common Stock at an exercise price of $0.93 per share and the Class II Warrants became exercisable for 705,485 shares of Common Stock at an exercise price of $1.19 per share. The number of shares of Common Stock for which the Class III Warrants were exercisable remained the same, but the exercise price per share was adjusted to $0.65. On June 24, 1996, the parties agreed that in order to help the Company market the Common Stock sold to fund the acquisition of Raychem's nickel-titanium product line, CII would convert the Debenture into equity, and a further amendment to the Purchase Agreement was executed by CII and the Company, which amendment became effective on June 28, 1996. Pursuant to such amendment, on June 28, 1996, the Debenture was converted into 285,528 shares of Common Stock and 66.85 shares of Series H Preferred Stock (the "Series H Shares"). The parties agreed that additional shares of Common Stock which were issuable to CII due to a penalty adjustment provision of the Debenture would be folded into the Class I Warrants. Accordingly, the number of shares of Common Stock for which the Class I Warrants are exercisable was increased to 1,282,450, with the exercise price per share of such Class I Warrants being adjusted to $0.853 per share. The Class II and III Warrants were not adjusted. As of the close of business on September 4, 1996, all of the Series H Shares automatically were converted into 668,500 shares of Common Stock, pursuant to the terms of the Certificate of Designations, Rights and Preferences of the Series H Preferred Stock.

          The Class I, II and III Warrants are subject to certain antidilution rights. In addition, pursuant to the terms of the Purchase Agreement, as amended, the Company is required to file a registration statement (the "Registration Statement") to cover, inter alia, the resale by CII of the
                                         ----- ----
     shares of Common Stock underlying the CII Securities and the Series H Shares (the "Registrable Securities"). The registration statement to which this Prospectus relates has been filed to fulfill such obligation. The Company is required to cause the Registration Statement to become effective no later than January 31, 1997, maintain the effectiveness of the Registration Statement for a period of three years from its effective date, subject to the provisions of the Purchase Agreement, as amended, and use its best efforts to allow CII to continually sell Registrable Securities pursuant to such Registration Statement free from any stop orders or suspensions by the Company or advice of counsel to the contrary. CII also has been granted a "put" right if (i) at any time before the earlier of June 28, 2006 and the date on which CII ceases to hold at least 35% of the Registrable Securities the Company ceases to (a) maintain its corporation headquarters and all of its product business operations in the State of Connecticut, (including, after January 1, 1997, the assembly of all products to be sold to the U.S. Surgical Corporation), excluding the Company's components and sub-assembly business acquired from Raychem, (b) base its president and chief executive officer, a majority of its senior executives, and all of its administrative, financial, research and development, marketing and customer service staff relating to its product business (subject to the same inclusions and exclusions as clause (a)) in the State of Connecticut, (c) conduct all of its operations relating to its product business directly or through subcontractors and through licensed operations in the State of Connecticut (subject to the same inclusions and exclusions as clause (a)), and (d) maintain its principal bank accounts with banks located in the State of Connecticut; or (ii) the Company fails to keep the Registration Statement effective for an aggregate of 120 days during any rolling twelve month period. Upon CII's exercise of its put, the Company would be obligated to purchase from CII all CII Securities and Registrable Securities held at that time by CII for a price equal to the greater of (x) the then current market price of such CII Securities and Registrable Securities (on an as-converted basis) and (y) $2.00, multiplied by the number of CII Securities and Registrable Securities (on an as-converted basis), less in the case of Common Stock underlying the Class I Warrants, the Class II Warrants or the Class III Warrants, any exercise price that would have to be paid to acquire such Common Stock.

          By letter agreement dated May 22, 1995 between Harbour Holdings Limited Partnership ("Harbour") and the Company, Harbour agreed to accept the issuance to it by the Company of 747,500 shares of Common Stock as payment in full of declared, accrued and unpaid dividends in the amount of $598,000 that accrued prior to June 30, 1993 with respect to shares of Series A Preferred Stock and Series B Preferred Stock held at such time by Harbour.

          Between April 5, 1997 and July 8, 1997, the Company issued an aggregate amount of 188,125 shares of its Common Stock to various Selling Stockholders at a price of $1.50 per share. The issuances were comprised of 50,000 shares of Common Stock to each of The Allen W. Steinberg Limited Partnership and BG Development Corp. Pension Fund, 30,000 shares to Peggyanne Kahn, 25,000 shares to each of Stig Host and Pediatric and Adolescent Healthcare, P.C. Employee Pension Trust and 8,125 shares to J. Allen Kosowsky (which shares were then transferred by Mr. Kosowsky to the J. Allen Kosowsky, CPA, P.C.). All such Selling Stockholders paid cash for such Common Stock. Mr. Kosowsky, acquired his shares for consulting services rendered.

          Other than as set forth above, there are no material relationships between the Selling Stockholders and the Company (or any affiliate of the Company), nor have any such material relationships existed within the past three years, and the Selling Stockholders do not hold any other securities of the Company.


                           DESCRIPTION OF SECURITIES

          The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $0.01 par value per share, and 100,000 shares of Preferred Stock, $100.00 par value per share.

          The holders of Common Stock are entitled to one vote per share. The Common Stock has non-cumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors and take most other actions submitted to a vote of stockholders, if they so determine. In such event, the holders of the remaining shares will not be able to elect any directors or take such other actions. The holders of Common Stock have no preemptive rights to maintain their respective percentage ownership interest in the Company or other subscription or conversion rights for other securities of the Company.

          The Company has never paid a cash dividend on its Common Stock and the Company does not contemplate paying any cash dividends on its Common Stock in the near future. Pursuant to the Company's August 9, 1996 loan agreement with its principal lender, the Company is prohibited from declaring or paying any dividends, or making a distribution to its stockholders, until the termination of such agreement and the repayment of all amounts due to such lender.

          CII has certain antidilution protections as well as a put right in connection with the CII Securities. See
     "Selling Stockholders."


                              PLAN OF DISTRIBUTION

          The Shares covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods:
     (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by each of the Selling Stockholders that such Selling Stockholder has not made any arrangements relating to the distribution of the Shares covered by this Prospectus. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated.

          In offering the Shares covered hereby, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

          In connection with the Offering, each of the Selling Stockholders has agreed that during such time as it may be engaged in a distribution of Shares covered hereby, it will not engage in any stabilization activity in connection with the Company's Common Stock, will make arrangements with the Company to furnish to each purchaser and/or broker-dealer through which Shares covered hereby may be offered copies of this Prospectus and its accompanying documents and reports and that it will not bid for or purchase any securities of the Company or attempt to induce any person to bid or purchase any securities of the Company except as permitted under the Exchange Act. Each of the Selling Stockholders has agreed to inform the Company when the distribution of its Shares is completed.

          This Offering will terminate on the earlier of January 31, 2000 and the date on which all Shares offered hereby have been sold by the Selling Stockholders.

          In order to comply with certain states' securities laws, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Shares may not be sold in certain states unless they have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. The Company intends to use its best efforts to register or qualify the Shares for resale or to seek an exemption from registration or qualification in any state required in order to facilitate as to a particular sale, the resale of the Shares by the Selling Stockholders.


                         CERTAIN FINANCIAL INFORMATION

          The financial statements included in this Prospectus, as previously filed with the Commission on September 13, 1996 as part of the Company's Form 8-K/A-1, reflect historical and pro forma financial information regarding the business acquired through the Raychem Acquisition. Other than the Statement of Assets Acquired, such financial statements were not reflected in the Company's Annual Report on Form 10-KSB, as amended, for the fiscal year ended June 30, 1996.


              LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

          Section 145 of the General Corporation Law of the State of Delaware empowers a corporation incorporated under the General Corporation Law to indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve in such capacities with another enterprise at its request, against expenses (including attorneys' fees), as well as judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The power to indemnify shall only exist where such officer, director, employee or agent has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, such person had no reasonable cause to believe his conduct was unlawful. In a threatened, pending or completed action or suit by or in the right of the corporation, the corporation may indemnify such person only for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that if such person has been adjudged liable to the corporation then the corporation shall have no power of indemnification unless and only to the extent that a court shall determine upon application. Indemnity is mandatory as to expenses (including attorneys' fees) actually and reasonably incurred by a director, officer, employee or agent of a corporation to the extent a claim, issue or matter has been successfully defended. Expenses (including attorneys' fees) incurred by an officer or director in defending any such action, suit or proceeding may be paid by the corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The determination to make indemnification pursuant to Section 145 shall be made by (i) a majority vote of disinterested directors even though less than a quorum,
     (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (ii) by the stockholders. A Delaware corporation also has the power to purchase and maintain insurance on behalf of the persons it has the power to indemnify, whether or not indemnity against such liability would be allowed under the statute.

          Article VIII of the By-Laws of the Company provides as follows:

          The Corporation shall, to the fullest extent permitted by subsections
          (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware (as such statute may, from time to time, be amended), indemnify any and all persons whom it shall have power to indemnify against any and all expenses, liabilities and other matters.

          The Certificate of Incorporation of the Company was amended in June 1989, as permitted by the Delaware General Corporation Law, pursuant to a vote of its stockholders, to provide that, to the fullest extent permissible under the Delaware General Corporation Law, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
     (iii) for improper dividend payment or unlawful stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                           INCORPORATION BY REFERENCE

          The Company's Annual Report on Form 10-KSB, as amended by Form 10-KSB/A1, as previously filed with the Commission, is hereby incorporated by reference into this Prospectus for the fiscal year ended June 30, 1997.

          All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since June 30, 1997 and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will furnish without charge to each person to whom this Prospectus is delivered, upon his written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Written or telephone requests should be directed to the Company, 57 Commerce Drive, Brookfield, Connecticut 06804 (telephone 203/740-7311), Attention: Katie Terhune.

          This Prospectus is accompanied by a copy of the Company's Form 10-KSB filed with the Commission for the fiscal year of the Company ended June 30, 1997 (as the same has been amended). In lieu of the foregoing, this Prospectus shall be accompanied by a copy of the Company's Form 10-KSB, together with any amendments thereto, filed with the Commission for each subsequent fiscal year of the Company during the duration of this Offering. If a Form 10-QSB has been filed since the date of the Form 10-KSB described above, this Prospectus is also accompanied by a copy of the Company's latest Form 10-QSB filed with the Commission with respect to the most recent fiscal quarter which ends after the end of the latest fiscal year of the Company for which the Company has delivered the Form 10-KSB as described above.


                                 LEGAL MATTERS

          The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Finn Dixon & Herling LLP, Stamford, Connecticut.


                                    EXPERTS

          The consolidated financial statements of Memry Corporation and its subsidiary at June 30, 1997 and 1996 and for the years then ended, incorporated by reference in this Prospectus and Registration Statement from the Company's Form 10-KSB for the period ended June 30, 1997, as amended, have been audited by McGladrey & Pullen, LLP, independent auditors, and are incorporated herein in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

          The statement of net assets acquired as of June 28, 1996 and the statements of operations for each of the two years ended June 30, 1996 of the Nickel-Titanium Product Line of the Electronics Business Segment of Raychem Corporation included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

     FINANCIAL STATEMENTS OF THE BUSINESS ACQUIRED
     ---------------------------------------------


      Index to Financial Statements            F-1

      Report of Independent Accountants        F-2
       dated August 30, 1996

      Statement of Assets Acquired             F-3
       as of June 28, 1996

      Statements of Operations for the years   F-4
       ended June 30, 1996 and 1995

      Notes to Statement of Assets Acquired    F-5
       and Statements of Operations

      Pro Forma Financial Information          F-9

      Pro Forma Consolidated Statement         F-10
       of Operations (unaudited) for
       year ended June 30, 1995

      Pro Forma Consolidated Statement         F-11
       of Operations (unaudited) for
       year ended June 30, 1996

      Notes to Pro Forma Financial             F-12
       Information

                       Report of Independent Accountants


   To the Board of Directors of
      Raychem Corporation

   We have audited the accompanying statement of assets acquired of the Nickel-Titanium Alloy Product Line (the "Product Line") of the Electronics Business Segment of Raychem Corporation as of June 28, 1996, and the statements of operations of the Product Line for each of the two years in the period ended June 30, 1996. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   The accompanying statements were prepared solely to present the assets of the Product Line acquired by Memry Corporation and the statements of operations of the Product Line for each of the two years in the period ended June 30, 1996, in order to comply with the requirements of the Securities and Exchange Commission (for inclusion in the Current Report on Form 8-K/A of Memry Corporation) as described in Note 1 and are not intended to be a complete presentation of the assets and liabilities of the Product Line.

   In our opinion, the statements referred to above present fairly, in all material respects, the assets acquired of the Product Line at June 28, 1996 and the results of operations of the Product Line for each of the two years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

   As discussed in Notes 1 and 3 to the statements, the Product Line has had extensive transactions and relationships with its parent, Raychem Corporation. It is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.



   /s/ Price Waterhouse LLP

   San Jose, California
   August 30, 1996

Nickel-Titanium Alloy Product Line
(A Business Unit of Raychem Corporation)
Statement of Assets Acquired
June 28, 1996
--------------------------------------------------------------------------------

Assets acquired:

  Inventory                                 $1,393,000
  Property and equipment, net                1,681,000
                                            ----------

                                            $3,074,000
                                            ==========

See accompanying notes to statement of assets acquired and statements of operations.

Nickel-Titanium Alloy Product Line
(A Business Unit of Raychem Corporation)
Statements of Operations
--------------------------------------------------------------------------------


                                               For the Year Ended
                                                    June 30,
                                              1996             1995

Revenues                                  $11,169,000      $ 6,238,000

Cost of goods sold                          4,897,000        3,856,000
                                           ----------      -----------

Gross profit                                6,272,000        2,382,000
                                           ----------      -----------

Operating expenses:

  Research and development                  1,884,000        2,035,000
  Selling and marketing                     1,427,000        1,314,000
  General and administrative                1,051,000        1,643,000
  Restructuring charge                        678,000          280,000
                                           ----------      -----------

                                            5,040,000        5,272,000
                                           ----------      -----------

Income (loss) before income taxes           1,232,000       (2,890,000)

Provision for income taxes                     40,000                -
                                           ----------      -----------

Net income (loss)                          $1,192,000      $(2,890,000)
                                           ==========      ===========

See accompanying notes to statement of assets acquired and statements of operations.

Nickel-Titanium Alloy Product Line
(A Business Unit of Raychem Corporation)
Notes to Statement of Assets Acquired and Statements of Operations
--------------------------------------------------------------------------------

1.  Basis of Presentation

    Raychem Corporation ("Raychem") invents, makes and sells high-performance products based on its expertise in materials science, product design and process engineering. Raychem serves customers that fall into three business segments --industrial, electronics and telecommunications. The nickel-titanium alloy product line (the "Product Line") has operated as part of the electronics business segment ("Electronics"). The Product Line has been engaged in designing, developing, processing, manufacturing and marketing nickel-titanium alloy components for OEM applications. All activities of the Product Line were combined with Electronics' other activities for purposes of both external and internal reporting and, therefore, except for inventory, property and equipment, net and statement of operations information which was maintained at the Product Line level, separate financial statement information for the Product Line is not available. The accompanying financial information presents the net book value of the assets of the Product Line acquired by Memry Corporation ("Memry") on June 28, 1996. This information is not intended to be a complete presentation of the assets and liabilities of the Product Line. The accompanying statements of operations for the two years ended June 30, 1996 were prepared to comply with the requirements of the Securities and Exchange Commission (for inclusion in the Current Report on Form 8-K/A of Memry).

    The accompanying financial information has been prepared from the historical accounting records of Raychem and does not purport to reflect the assets and liabilities or results of operations that would have resulted if the Product Line had operated as an unaffiliated independent company. The financial information presented is based on Raychem's historical cost and does not give consideration to the adjustments that will result from Memry's acquisition. Since only certain assets are being acquired and no liabilities are being assumed by Memry, a statement of cash flows is not applicable. On June 28, 1996, the assets of the Product Line reflected in the accompanying Statement of Assets Acquired were acquired by Memry for $4 million in cash, and warrants which provide Raychem the right to acquire up to 1,250,000 shares of Memry common stock at $2.00 per share and up to 1,130,000 shares of Memry common stock at $0.01 per share. In addition, pursuant to a private label/distribution agreement entered into between Raychem and Memry concurrent with the acquisition, Raychem will be the exclusive distributor for an initial term of five years for non-implant applications of products in the Product Line to certain customers which comprised approximately 70% of fiscal 1996 revenues. Sales to Raychem under the distributor agreement will be discounted to allow Raychem to recover its sales and marketing expenses and to realize a profit upon resale of such products to its customers.

Nickel-Titanium Alloy Product Line
(A Business Unit of Raychem Corporation)
Notes to Statement of Assets Acquired and Statements of Operations
--------------------------------------------------------------------------------

    The accompanying Statements of Operations reflect the "carved-out" results of operations of the Product Line as if the Product Line had been operating as a separate company. Certain corporate, general and administrative expenses of Raychem have been allocated to the Product Line (discussed in Note 3) on various bases which, in the opinion of management, are reasonable. However, such expenses are not necessarily indicative of, and it is not practicable for management to estimate the level of, expenses which might have been incurred had the Product Line been operating as a separate company.

    The preparation of the accompanying statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, revenues and expenses. Actual results could differ from those estimates.


2.  Summary of Significant Accounting Policies

    Revenue Recognition
    The Product Line recognizes revenue upon shipment of product. Bad debt expense is included as an element of general and administrative expenses in the accompanying statements of operations and was not material for the periods presented.

    For the year ended June 30, 1996, revenues from two customers represented 32% and 17% of total revenues. For the year ended June 30, 1995, revenues from one customer represented 41% of total revenues. Revenues from shipments to customers outside the United States, primarily in Europe and Asia, represented 38% and 24% of total revenues for the years ended June 30, 1996 and 1995, respectively. Revenues from sales to European customers represented 33% and 16% of total revenues for the years ended June 30, 1996 and 1995, respectively. All sales are denominated in U.S. dollars.

    Inventory
    Inventory is stated at the lower of cost (first-in, first-out method) or market. The cost of inventory includes material, labor and manufacturing overhead.

Nickel-Titanium Alloy Product Line
(A Business Unit of Raychem Corporation)
Notes to Statement of Assets Acquired and Statements of Operations
--------------------------------------------------------------------------------

    Property and equipment
    Machinery and equipment, and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally three to ten years, or the life of the lease, whichever is shorter. Depreciation and amortization expense related to the property and equipment acquired by Memry totaled $569,000 and $552,000 for the years ended June 30, 1996 and 1995, respectively.

    Income taxes
    The results of the Product Line's operations are included in Raychem's consolidated U.S. federal and applicable state income tax returns. The provision for income taxes of $40,000 recorded for the year ended June 30, 1996 primarily represents alternative minimum taxes the Product Line would have provided on a standalone basis. No current provision or benefit for income taxes would have been provided on a standalone basis for the year ended June 30, 1995 as the Product Line incurred a net operating loss for income tax purposes and had no carryback potential. In addition, no deferred provision or benefit for income taxes would have been recorded on a standalone basis for fiscal 1995 as the Product Line was in a net deferred tax asset position for which a full valuation allowance would have been provided.

    Earnings per share
    Since there is no separate capitalization, nor are any shares of stock specifically attributable to the Product Line upon which a per share calculation can be based, earnings per share data is not presented in the accompanying statements.


3.  Relationship and Transactions with Raychem Corporation

    The statements of operations include allocations to the Product Line of certain administrative costs incurred by Raychem Corporation related to facilities, sales, purchasing, human resources, management information systems, accounting, credit and certain other corporate expenses. For the years ended June 30, 1996 and 1995, these allocated costs were $3,049,000 and $2,285,000, respectively.

    In the opinion of management, these allocations of expenses were made on a reasonable basis. However, they are not necessarily indicative of the level of expenses which may have been experienced on a standalone basis. The

Nickel-Titanium Alloy Product Line
(A Business Unit of Raychem Corporation)
Notes to Statement of Assets Acquired and Statements of Operations
--------------------------------------------------------------------------------

    amounts that would have or will be incurred on a separate company basis could differ significantly from the allocated amounts due to economies of scale, differences in management and/or operational practices or other factors.


4.  Details of Inventory and Property and Equipment

    Inventory consists of the following:

       Raw materials                                     $  204,000
       Work in progress                                   1,037,000
       Finished goods                                       152,000
                                                         ----------
                                                         $1,393,000
                                                         ==========

    Property and equipment consist of the following:

       Machinery and equipment                           $2,636,000
       Leasehold improvements                             2,050,000
                                                         ----------
                                                          4,686,000
       Less accumulated depreciation and amortization    (3,005,000)
                                                         ----------
                                                         $1,681,000
                                                         ==========

5.  Restructuring Charges

    During the year ended June 30, 1996, the Product Line recorded a restructuring charge totaling $678,000. The restructuring charge primarily represents severance costs for employees that will not be retained by Memry or Raychem. In addition, during the year ended June 30, 1995, the Product Line recorded a restructuring charge totaling $280,000, primarily representing severance costs for employees of the Product Line, in connection with steps taken by Raychem to streamline its operations.

                        Pro Forma Financial Information
                        -------------------------------

     The accompanying unaudited pro forma consolidated statements of operations are presented to illustrate the effect of the June 28, 1996 acquisition by Memry Corporation of Raychem Corporation's Nickel-Titanium Alloy Product Line on Memry Corporation's Statements of Operations for the fiscal years ended June 30, 1995 and 1996, as if such acquisition had occurred at July 1, 1994. While Memry's stand-alone results of operations for the fiscal year ended June 30, 1995 have been audited, the audit on Memry's results of operations for the fiscal year ended June 30, 1996, has not yet been completed, and there can be no assurances that the final audited results may not vary from the unaudited results set forth herein.

     The accompanying unaudited pro forma consolidated statements of operations should be read in conjunction with the notes thereto appearing immediately following the statements. The pro forma consolidated statements of operations are presented for informational purposes only and are not necessarily indicative of what actual results would have been had the acquisition taken place on July 1, 1994, nor do they purport to represent results of future operations of Memry.

                        PRO FORMA FINANCIAL INFORMATION

                       MEMRY CORPORATION AND SUBSIDIARY
           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED JUNE 30, 1995
                                  (UNAUDITED)

                                                            Pro Forma
                                                            Adjustments
                                                    ----------------------------
                                       Historical     Raychem           Other       Pro Forma
                                      -----------   -----------  --  -----------   -----------
PRODUCT SALES                          $4,729,000    $6,238,000   A  ($1,268,000)   $9,699,000

COST OF SALES                           4,147,000     3,856,000   B     (775,000)
                                                                  C     (267,000)
                                                                  D      335,000     7,296,000
                                      -----------   -----------      -----------   -----------
   Gross profit                           582,000     2,382,000         (561,000)    2,403,000

OPERATING EXPENSES
   General, selling and administrative  2,374,000     2,957,000   B   (1,461,000)
                                                                  C      (12,000)
                                                                  E     (884,000)
                                                                  F      496,000
                                                                  D      574,000     4,044,000

   Research and development                  -        2,035,000   B      (49,000)
                                                                  C      (25,000)
                                                                  E   (1,609,000)
                                                                  F       85,000
                                                                  D       50,000       487,000

   Depreciation and amortization          240,000          -      G      591,000       831,000

   Restructuring charge                      -          280,000   J     (280,000)         -
                                      -----------   -----------      -----------   -----------
   Total operating expenses             2,614,000     5,272,000       (2,524,000)    5,362,000
                                      -----------   -----------      -----------   -----------
OPERATING INCOME (LOSS)                (2,032,000)   (2,890,000)       1,963,000    (2,959,000)
   Interest expense, net                  360,000          -                -          360,000
                                      -----------   -----------      -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES      (2,392,000)   (2,890,000)      $1,963,000    (3,319,000)

                                      -----------   -----------      -----------   -----------

   Provision for income taxes                -             -                -             -
                                      -----------   -----------      -----------   -----------
NET INCOME (LOSS)                     ($2,392,000)  ($2,890,000)     $ 1,963,000   ($3,319,000)
                                      ===========   ===========      ===========   ===========

Average Shares Outstanding
Including Common Stock Equivalents      5,353,222       -         I    2,000,000     7,353,222


LOSS PER SHARE                             ($0.45)                                      ($0.45)
                                      ===========   ===========      ===========   ===========

                        PRO FORMA FINANCIAL INFORMATION

                      MEMRY CORPORATION AND SUBSIDIARIES
           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED JUNE 30, 1996
                                  (UNAUDITED)


                                                            Pro Forma
                                                            Adjustments
                                                    ----------------------------
                                       Historical     Raychem           Other       Pro Forma
                                      -----------   -----------  --  -----------   -----------

PRODUCT SALES                          $3,691,000   $11,169,000  A   ($2,804,000)  $12,056,000

COST OF SALES                           3,323,000     4,897,000  B      (830,000)
                                                                 C      (283,000)
                                                                 D      (329,000)    7,436,000
                                      -----------   -----------        ----------- -----------
   Gross profit                           368,000     6,272,000       (2,020,000)    4,620,000

OPERATING EXPENSES
   General, selling and administrative  2,123,000     2,478,000  B    (1,864,000)
                                                                 C       (58,000)
                                                                 E      (548,000)
                                                                 F       436,000
                                                                 D       572,000     3,139,000

   Research and development                   -       1,884,000  B      (356,000)
                                                                 C       (28,000)
                                                                 E    (1,132,000)
                                                                 F        85,000
                                                                 D        50,000       503,000

   Depreciation and amortization           90,000          -     G       591,000       681,000

   Restructuring charge                      -          678,000  J      (678,000)       -
                                      -----------   -----------      -----------   -----------
   Total operating expenses             2,213,000     5,040,000       (2,930,000)    4,323,000
                                      -----------   -----------      -----------   -----------
OPERATING INCOME (LOSS)                (1,845,000)    1,232,000          910,000       297,000

   Interest expense, net                  297,000          -                -          297,000
                                      -----------   -----------      -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES      (2,142,000)    1,232,000          910,000          -
                                      -----------   -----------      -----------   -----------

   Provision for income taxes                -           40,000  H        30,000        70,000
                                      -----------   -----------      -----------   -----------
NET INCOME (LOSS)                     ($2,142,000)   $1,192,000         $880,000      ($70,000)
                                      ===========   ===========      ===========   ===========

Average Shares Outstanding Including
   Common Stock Equivalents             8,280,452          -     I     1,995,838    10,276,290


LOSS PER SHARE                             ($0.26)                                      ($0.01)
                                      ===========   ===========      ===========   ===========

             Notes to the Unaudited Pro Forma Financial Information
             ------------------------------------------------------

A Pursuant to an agreement between Memry Corporation ("Memry") and Raychem Corporation ("Raychem"), Raychem will act as Memry's exclusive distributor for certain products within a defined Field of Use, and Memry will sell such products to Raychem at a discount from the anticipated resale price by Raychem to its customers. Because the historical information reflects sales by Raychem to its customers, the adjustment reflects the discount at which Memry would have sold such products to Raychem.

B To reflect the elimination of Raychem's corporate allocations which include sales, marketing and distribution costs relating to the sale of certain products now sold to Raychem pursuant to the agreement as described in Note A above. Pursuant to Note D, pro forma Memry corporate allocations are provided for.

C To reflect the elimination of Raychem's depreciation expenses. Pursuant to Note G, depreciation and amortization in the manner that Memry will be depreciating and amortizing the property acquired from Raychem is provided for.

D    To provide for Memry's corporate allocations.  See also Note B above.

E To reflect the elimination of all Raychem's payroll expenses. Pursuant to Note F, pro forma Memry payroll expenses are provided for. Much of the eliminated payroll relates to research and development activities relating to certain medical applications which were not acquired by Memry.

F To provide for Memry's pro forma payroll expenses to operate the acquired business, based upon actual post-acquisition costs. See also Note E above.

G To provide for Memry's pro forma depreciation and amortization of the assets acquired from Raychem. This includes: depreciation of $2,700,000 of machinery and equipment over an estimated annual life of 7 years, for $385,714 per year; (ii) amortization of $2,000,000 of patents and patent rights over an estimated useful life of 15 years, for $133,333 per year;
     (iii) amortization of $321,500 of acquisition costs over an estimated useful life of 15 years, for $21,433 per year; (iv) amortization of $36,000 of deferred financing costs over the 5 year life of the related debt, for $7,200 per year; and (v) amortization of $666,779 of acquired goodwill over 15 years, for $44,452 per year.

H To provide for the difference between (i) $70,000 of California state income taxes, which would have been recorded based on the pro forma profitability of Memry's California operations, minus (ii) the $40,000 of federal alternative minimum taxes recorded by Raychem (which would not have been recorded due to Memry's operating losses on a pro forma basis).

I To treat the sale of 2,000,000 shares of Memry's Common Stock that occurred on June 28, 1996, in order to finance the acquisition as if the sale had occurred on July 1, 1994. The pro forma adjustment for fiscal 1996 is less than 2,000,000 shares because the shares were included in actual numbers for the last three days of fiscal 1996.

J    To reflect the elimination of restructuring charges taken by Raychem.

================================================================================
NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                          ----------------------------

                               TABLE OF CONTENTS

PAGE
=============================================
Available Information........................   2
Risk Factors.................................   3
Updates to Description of Business...........   7
Use of Proceeds..............................   7
Selling Stockholders.........................   8
Description of Securities....................  12
Plan of Distribution.........................  12
Certain Financial Information................  13
Limitation of Liability and Indemnification
 Matters.....................................  13
Incorporation by Reference...................  14
Legal Matters................................  15
Experts......................................  15
Index to Financial Statements................  16
----------------------------

UNTIL FEBRUARY 2, 1997 (40 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================
--------------------------------------------------------------------------------



                                3,838,755 SHARES


                               MEMRY CORPORATION


                          ----------------------------



                    COMMON STOCK, $0.01 PAR VALUE PER SHARE



                          ----------------------------

                                   PROSPECTUS

                               DECEMBER 23, 1997

                          ----------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses of this offering, all of which are to be paid by the Registrant. All amounts are estimated except for the Securities and Exchange Commission registration fee.


SEC registration fee............   $ 2,245.28
Accountants' fees and expenses..     7,500.00
Attorneys' fees and expenses....    30,000.00
Printing expenses...............     3,000.00
Miscellaneous  .                     6,000.00
                                   ----------
     Total......................   $48,745.28
                                   ==========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware empowers a corporation incorporated under the General Corporation Law to indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve in such capacities with another enterprise at its request, against expenses (including attorneys' fees), as well as judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The power to indemnify shall only exist where such officer, director, employee or agent has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal action, such person had no reasonable cause to believe his conduct was unlawful. In a threatened, pending or completed action or suit by or in the right of the corporation, the corporation may indemnify such person only for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that if such person has been adjudged liable to the corporation then the corporation shall have no power of indemnification unless and only to the extent that a court shall determine upon application. Indemnity is mandatory as to expenses (including attorneys' fees) actually and reasonably incurred by a director, officer, employee or agent of a corporation to the extent a claim, issue or matter has been successfully defended. Expenses (including attorneys' fees) incurred by an officer or director in defending any such action, suit or proceeding may be paid by the corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The determination to make indemnification pursuant to
Section 145 shall be made by (i) a majority vote of disinterested directors even though less than a quorum, (ii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (ii) by the stockholders. A Delaware corporation also has the power to purchase and maintain insurance on behalf of the persons it has the power to indemnify, whether or not indemnity against such liability would be allowed under the statute.

     Article VIII of the By-Laws of the Company provides as follows:

          The Corporation shall, to the fullest extent permitted by subsections
          (a) through (e) of Section 145 of the General Corporation Law of the State of Delaware (as such statute may, from time to time, be amended), indemnify any and all persons whom it shall have power to indemnify against any and all expenses, liabilities and other matters.

     The Certificate of Incorporation of the Company was amended in June 1989, as permitted by the Delaware General Corporation Law, pursuant to a vote of its stockholders, to provide that, to the fullest extent permissible under the Delaware General Corporation Law, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper dividend payment or unlawful stock purchases or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16.  EXHIBITS

Exhibit
Number    Description of Exhibit
------    ----------------------


 3.1        Certificate of Incorporation of the Company, as amended     (11)

 3.2        By-Laws of the Company, as amended                          (10)

 5          Opinion of Finn Dixon & Herling LLP as to the legality of
            the Securities being registered                             (12)

10.1        Lease Agreement, dated January 24, 1991,                     (1)
            between the Company and Brookfield Commerce, relating to 57 Commerce Drive, Brookfield, CT

10.2        Warrant Issued to Connecticut Innovations,                   (2)
            Inc. ("CII") as of March 1, 1992

10.3        Employment Agreement, dated September 24,                    (3)
            1993, between the Company and James G. Binch

10.4        Agreement, dated January 25, 1993, between                   (3)
            the Company and Sciatec, Inc.

10.5        SBIR Contract dated December 9, 1993 between                 (4)
            the Company and NASA

10.6        Employee Non-Disclosure Agreement, dated as of               (4)
            October 18, 1994, between the Company and
            James G. Binch

10.7        Convertible Subordinated Debenture Purchase Agreement,       (8)
            dated as of December 22, 1994, between the Company and CII

Exhibit
Number      Description of Exhibit
-------     ----------------------

10.8        Escrow Agreement, dated as of December 22, 1994, among       (8)
            the Company, CII and Finn Dixon & Herling as escrow agent

10.9        Form of Securities Purchase Agreement relating to sales      (5)
            of Series G Preferred Stock of the Company

10.10       First Amendment to Convertible Subordinated Debenture        (5)
            Purchase Agreement, dated October 11, 1995, between the Company and CII

10.11       First Addendum to Convertible Subordinated Debenture,        (5)
            dated October 11, 1995, made by the Company and agreed to by CII

10.12       First Addendum to Stock Subscription Warrant (re:            (5)
            Warrant No. 94-4), dated October 11, 1995, made by the
            Company and agreed to by CII

10.13       First Addendum to Stock Subscription Warrant (re:            (5)
            Warrant No. 94-5), dated October 11, 1995, made by the
            Company and agreed to by CII

10.14       First Addendum to Stock Subscription Warrant (re:            (5)
            Warrant No. 94-6), dated October 11, 1995, made by the
            Company and agreed to by CII

10.15       Amendment to Escrow Agreement, dated October 11, 1995,       (5)
            among the Company, CII and Finn Dixon & Herling as escrow agent

10.16       Employment Agreement, dated as of November 7, 1995,          (6)
            between the Company and William H. Morton, Jr.

10.17       Second Amendment to Convertible Subordinated Debenture       (8)
            Purchase Agreement, dated as of June 28, 1996, between the Company and CII

10.18       Second Amendment to Escrow Agreement, dated as of            (8)
            June 28, 1996, among the Company, CII and Finn
            Dixon & Herling as escrow agent

10.19       Amended and Restated Class I Warrant Certificate             (8)
            (Warrant Certificate No. 94-4A) issued by the
            Company to CII

Exhibit
Number    Description of Exhibit
------    ----------------------

10.20    Amended and Restated Class II Warrant Certificate          (8)
         (Warrant Certificate No. 94-5A) issued by the
         Company to CII

10.21    Second Addendum to Class III Warrants issued by the        (8)
         Company to CII

10.22    Sublease, dated as of June 28, 1996, between the Company   (7)
         and Raychem Corporation

10.23    Warrant Certificate exercisable for 1,130,000 shares of    (7)
         Common Stock, dated June 28, 1996, issued by the Company to Raychem Corporation

10.24    Warrant Certificate exercisable for 1,250,000 shares of    (7)
         Common Stock, dated June 28, 1996, issued by the Company to Raychem Corporation,

10.25 Finders Fee Agreement, dated as of June 28, 1996, between (7) the Company and Raychem Corporation,

10.26    Amended and Restated Asset Purchase Agreement              (7)
         between the Company and Raychem Corporation, dated May 10, 1996.

10.27    Letter Agreement, dated June 20, 1996, between             (7)
         the Company and Raychem Corporation.

10.28    Amendment No. 1 to Amended and Restated Purchase           (7)
         Agreement between the Company and Raychem
         Corporation, dated June 28, 1996.

10.29 Amendment No.2 to Amended and Restated Purchase Agreement (8) between the Company and Raychem Corporation, dated
         August 11, 1996.

10.30    Amendment to Lease Agreement between the Company and       (8)
         Brookfield Commerce relating to 57 Commerce Drive,
         Brookfield, CT.

10.31    Warrant Cert. No. 96-4, dated as of July 16, 1996,         (8)
         issued to Dominion Capital Partners

10.32    Warrant Cert. No. 96-5, dated as of July 15, 1996,         (8)
         issued to Dawn M. Morton

Exhibit
Number    Description of Exhibit
------    ----------------------

10.33    Form of Securities Purchase Agreement relating to              (8)
         sales of Common Stock at $2.00 per share on June 28, 1996

10.34    Commercial Revolving Loan, Term Loan and Security              (8)
         Agreement, dated August 9, 1996, among the Company,
         Wright Machine Corporation and Affiliated Business
         Credit Corporation

10.35    Mortgage and Security Agreement dated as of August 9, 1996,    (8)
         from Wright Machine Corporation and Affiliated Business
         Credit Corporation

10.36    Letter Agreement, dated June 26, 1996, between the             (8)
         Company and James Proft

10.37    Letter Agreement, dated as of May 29, 1996, between Memry      (8)
         Corporation and Dominion Capital Partners re: stock issuance

10.38    Securities Purchase Agreement, dated as of December 9,         (8)
         1994, between Memry Corporation and Dominion Partners

10.39    Employee Agreement on Inventions and Patents, between          (8)
         the Company and James G. Binch

10.40    Memry Corporation Stock Option Plan, as amended                (9)

10.41    Form of Nontransferable Incentive Stock Option Agreement       (9)

10.42    Form of Nontransferable Non-Qualified Stock Option             (9)
         Agreement

10.43    Warrant Certificate No. 96-7(A), dated as of January ___,     (11)
         1997, issued to James Proft

10.44    Purchase Agreement, dated as of May 12, 1997, between         (10)
         Wright and Thomas Industries Auction & Liquidation
         Corporation

10.45    Amended and Restated Tinel-Lock Supply Agreement,             (11)
         dated as of February 19, 1997, and effective as of December 20, 1996, between the Company and Raychem
         Corporation

10.46    Amended and Restated Private Label/Distribution               (11)
         Agreement, dated as of February 19, 1997, and effective as of December 20, 1996, between the Company and Raychem Corporation*

Exhibit
Number    Description of Exhibit
------    ----------------------

10.47    Amendment No. 3 to Amended and Restated Purchase Agreement     (11)
         and Amendment No. 1 to Transitional Services Agreement between the Company and Raychem Corporation, dated as of February 19, 1997 and effective as of December 20, 1996

10.48    Agreement, dated as of June 5, 1997, between the Company       (11)
         and Wendy M. Gavaghan

10.49    Securities Purchase Agreement, dated as of June 26, 1997,      (11)
         between the Company and Dominion Financial Group
         International LDC

11       Statement re: Computation of Per Share Earnings                 (5)

13.1     The Company's Quarterly Report on Form 10-QSB for the quarter
         ended September 30, 1997                                       (15)

13.2     The Company's Annual Report on Form 10-KSB for the year
         ended June 30, 1997                                            (15)

23.1     Consent of McGladrey & Pullen, LLP                             (12)

23.2     Consent of Price Waterhouse LLP                                (12)

23.3     Consent of Finn Dixon & Herling LLP                            (14)

24       Power of Attorney                                              (13)

---------------

(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1991.

(3) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1993.

(4) Incorporated by reference to the Company's Annual Report on Form
            10-KSB for the fiscal year ended June 30, 1994.

(5) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995.

(6) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1995.

(7) Incorporated by reference to the Company's Current Report on Form 8-K filed July 15, 1996.

(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996, as amended.

(9) Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1996.

(10) Incorporated by reference to the Company's Current Report on Form 8-K filed June 25, 1997.

(11) Incorporated by reference to the Company's Annual Report on Form 10-KSB, as amended for the fiscal year ended June 30, 1997.

(12) Filed herewith.

(13) Included on the signature page of this Registration Statement.

(14) Included in Exhibit 5

(15) Previously filed with the Commission.

* Subject to a confidential treatment request.


ITEM 17.  UNDERTAKINGS

  The Registrant hereby undertakes the following:

  (1) To file, during any period in which securities are offered or sold hereunder, a post-effective amendment to this registration statement to:

      (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

      (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) Include any material information with respect to the plan of distribution not previously disclosed int he registration statement or any material change to such information in the registration statement;.

  (2) For purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the latter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Brookfield, State of Connecticut on December 19, 1997.

                                    MEMRY CORPORATION



                                By: /s/ James G. Binch
                                   -----------------------------------------
                                Name:  James G. Binch
                                Title: Chairman of the Board, President,
                                       Chief Executive Officer and Treasurer

                               POWER OF ATTORNEY

     Each director and/or officer of the registrant whose signature appears below hereby appoints James G. Binch as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission, any and all amendments, including post-effective amendments, to this Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                              TITLE             DATE
     ---------                              -----             ----

/s/ James G. Binch
------------------------        Chairman of the Board         December 19, 1997
    James G. Binch               President, Chief Executive
                                Officer and Treasurer
                                (Principal Executive Officer)
/s/ Thomas D. Carey
------------------------        Chief Financial Officer        December 19, 1997
    Thomas D. Carey             and Vice President
                                  Development
/s/ Nicholas J. Grant
------------------------        Director                       December 19, 1997
    Nicholas J. Grant
/s/ Jack H. Halperin
------------------------        Director                       December 19, 1997
    Jack H. Halperin

/s/ W. Andrew Krusen, Jr.
------------------------        Director                       December 19, 1997
 W. Andrew Krusen, Jr.

/s/ John A. Morgan
------------------------        Director                       December 19, 1997
    John A. Morgan

                                 EXHIBIT INDEX

Exhibit
Number    Description of Exhibit
------    ----------------------

5    Opinion of Finn Dixon & Herling LLP as to the legality of
      the Securities being registered

23.1 Consent of McGladrey & Pullen, LLP

23.2 Consent of Price Waterhouse LLP

23.3 Consent of Finn Dixon & Herling LLP (included in Exhibit 5)

24   Power of Attorney (included on the signature page of this Registration
       Statement)
--   -----------------------